THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 DEC -2 AM 8: 14

82-3708

October 31, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

02060108

BY AIR MAIL

Dear Sirs,

Sub.:- Quarterly Unaudited Financial Results for the Quarter ended on 30th September, 2002.

We furnish herewith quarterly unaudited financial results of the Company for the second quarter ended on 30th September, 2002 approved by the Committee of Directors of the Company at their meeting held on 31st October, 2002

Thanking you,

Yours faithfully,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Asst. Company Secretary

Encl.a.a.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE,RESULTS AND CAPITAL EMPLOYEED				
				Rs. In Crores
		Quarter Ended 30.09.2002 (Unaudited)	Half Year Ended 30.09.2002 (Unaudited)	Year Ended 31.3.2002 (6 months) (Audited)
1	**Segment Revenue (Net Sales/ Income from Operations)**			
	a. Textiles	354.90	706.56	693.86
	b. Others	2.61	4.71	4.78
	Total	357.51	711.27	698.64
	Less : Inter Segment Revenue	0.00	0.00	0.00
	Add : Other Unallocable Income	(2.31)	(2.27)	0.09
	Net Sales / Income from Operations	**355.20**	**709.00**	**698.73**
2	**Segment Results (Profit and (Loss) before Interest & Tax)**			
	a. Textiles	80.32	157.15	113.42
	b. Others	(0.23)	(0.66)	(3.26)
	Total	**80.09**	**156.49**	**110.16**
	Less :			
	a. Interest & Finance Charges (net)	39.13	79.85	58.25
	b. Other unallocable expenditure net of un-allocable income	11.89	21.99	31.65
	Total Profit Before Tax	**29.07**	**54.65**	**20.26**
3	**Capital Employeed (Segment Assets - Segment Liabilities)**			
	a. Textiles	1757.89	1757.89	1810.66
	b. Others	16.99	16.99	16.24
	C. Unallocable	473.54	473.54	596.77
	Total Capital Employeed in Company	**2248.42**	**2248.42**	**2423.67**

For The Arvind Mills Limited

Ahmedabad
31st October,2002

Sanjay S. Lalbhai
Managing Director

Arvind